UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Approval of Network Infrastructure Sharing Agreement between Telefônica Brasil (VIVO) & TIM

Telefônica Brasil S.A. (“Company or VIVO”) (B3: VIVT3 / VIVT4; NYSE: VIV), pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction 358, communicate to its shareholders, to the market in general and other interested parties what follows:

In continuity with the Notice to the Market of December 19, 2019, the Company and TIM S.A., wholly-owned subsidiary of TIM Participações S.A., jointly referred to as “Companies”, inform that, on April 30, 2020 obtained the approval of the National Telecommunications Agency - ANATEL and, on June 3, 2020, obtained the approval of the Administrative Council for Economic Defense – CADE, for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure.

These initiatives reinforce the process of evolution of the Brazilian telecommunications market in terms of network infrastructure sharing, benefiting customers by improving the usage experience with an increase of the traffic capacity, as well as an expanding the offer, with the entry of one operator in cities where the other is not present. In addition, there are opportunities for operational and financial efficiency for the Companies, optimizing their assets and resources.

The Companies reiterate that they will preserve their commercial and customer management autonomy, regardless of this network infrastructure sharing agreement.

São Paulo, June 3, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 3, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director